SHISEIDO

(Translation)

FILE NO. 082-03311

September 30, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Yukihiro Saito
Head of Investor Relations, Financial Department
(Tel: 03 - 3572 - 5111)

Notice of Subsidiary Merger

Shiseido Co., Ltd. hereby announces that its Board of Directors has resolved to merge Shiseido Europe S.A.S. and Shiseido France S.A., both sub-subsidiaries of the Company in France. The specific terms of the merger are as described below.

1. Reasons for merger

The Shiseido Group is currently pursuing a three-year plan of structural reforms that was launched in 2008 with the goal of improving quality across the board and helping the Company become a "Global Player that is representative of Asia with its origins in Japan." As part of this plan, the Company's French sub-subsidiary, Shiseido France S.A., will merge with sub-subsidiary Shiseido Europe S.A.S., effective October 1, 2008, with Shiseido Europe S.A.S. as the surviving company.

Through the merger, Shiseido is seeking to strengthen marketing functions and infrastructure, boost *SHISEIDO* brand presence in the European market, and improve profitability. The Company aims to share expertise and improve execution by integrating functions at both companies.

2. Summary of merger

(1) Time schedule for the merger

Board of Directors meeting to approve merger agreement:	September 30, 2008
Conclusion of merger agreement:	September 30, 2008 (scheduled)
Date of merger:	October 1, 2008
Registration of merger:	October 15, 2008 (scheduled)

(2) Method of the Merger

The merger procedure will be a merger by absorption, whereby Shiseido Europe S.A.S. will be the surviving company and Shiseido France S.A. will be dissolved.

(3) Merger ratio

Shiseido Europe S.A.S.	Shiseido France S.A.
1	0.12

3. Overview of subsidiaries

Company name	Shiseido Europe S.A.S. (surviving company)		Shiseido France S.A. (company to be dissolved)
Main business	Import and export of cosmetic products		Sales of cosmetic products
Established	December 6, 2004		April 18, 1980
Location	79 rue Marcel Dassault, 92100 Boulogne, France		79 rue Marcel Dassault, 92100 Boulogne, France
Representatives	Atsushi Sato		Gerald Chriqui and Hitoshi Yoshida
Fiscal year	December 31		December 31
Number of employees	33		105
Capital	7,000 thousand euros		13,100 thousand euros
Common shares issued and outstanding	700,000		873,334
Net assets (as of December 31, 2007)	17,507 thousand euros		2,569 thousand euros
Total assets (as of December 31, 2007)	53,906 thousand euros		11,285 thousand euros
Shareholding ratio	Shiseido International Europe S.A.* – 100%		Shiseido International Europe S.A.* – 100%
Relationship of the merging companies	Capital relationship	There are no capital ties between the companies.	
	Personnel relationship	One board member of the surviving company is serving as a board member of the company to be dissolved.	
	Business relationship	Mutually engage in business transactions as a general supplier and buyer.	

*Shiseido International Europe S.A. is a wholly owned subsidiary of Shiseido Co., Ltd.

4. Status after merger

Company name	Shiseido Europe S.A.S.
Main business	Import, export and sales of cosmetic products
Location	79 rue Marcel Dassault, 92100 Boulogne, France
Representative	Atsushi Sato
Capital	9,000 thousand euros
Fiscal year	December 31

5. Future outlook

The impact of the aforementioned merger on Shiseido's business results in the year ending March 2009 is minimal.

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RECEIVED

2008 OCT 10 P 12:49

FICE OF INTERNATIONAL
CORPORATE FINANCE

FILE NO. 082-03311

(Translation)

September 30, 2008

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Yukihiro Saito Head of Investor Relations, Financial Department (Tel: 03 - 3572 - 5111)

Notice of Dissolution of Subsidiaries

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, adopted a resolution to dissolve and liquidate Shiseido Beautech Co., Ltd. (President and Representative Director: Haruya Ohtaki; hereinafter "Shiseido Beautech"), a subsidiary of the Company, and "Beauty Technology Co., Ltd. (President and Representative Director: Haruya Ohtaki; hereinafter "Beauty Technology"), a subsidiary of Shiseido Beautech, as of March 31, 2009, as described below:

Description

1. Reasons for the dissolution and liquidation:

   Shiseido Beautech, responsible for part of the Shiseido Group's production functions, has engaged in designs and quality assurance of makeup tools. Beauty Technology, as a subsidiary of Shiseido Beautech, has engaged in wholesale and mail-order selling of cosmetics.

   The Company is currently promoting the restructuring of its global production system: its domestic six-factory production system has been shifted to a four-factory production system; its Shanghai, China, factory has undergone a third-stage buildup; and a production subsidiary has been incorporated in Vietnam. As part of such restructuring, the Company has determined to dissolve Shiseido Beautech and Beauty Technology to further integrate its management resources, augment its market competitiveness and further improve efficiencies and productivity through the utilization of outside wisdom and resources.

Part of the functions of Shiseido Beautech and Beauty Technology will be consolidated and streamlined to be integrated into the Company's R&D and production divisions.

2. Overview of the subsidiaries to be dissolved:

(1) Shiseido Beautech

1) Company name:	Shiseido Beautech Co., Ltd.
2) Representative:	Haruya Ohtaki
3) Location:	11-10, Higashiobase 2-chome, Higashinari-ku, Osaka City, Osaka
4) Establishment:	December 16, 1940
5) Main scope of business:	Designs and quality assurance of makeup tools
6) Capital:	¥48 million
7) Shareholding ratio:	Shiseido Company Limited: 99.84% (958,500 shares)

(2) Beauty Technology

1) Company name:	Beauty Technology Co., Ltd.
2) Representative:	Haruya Ohtaki
3) Location:	11-10, Higashiobase 2-chome, Higashinari-ku, Osaka City, Osaka
4) Establishment:	July 1, 1999
5) Main scope of business:	Sale of cosmetics
6) Capital:	¥10 million
7) Shareholding ratio:	Shiseido Beautech Co., Ltd: 100% (200 shares)

3. Time schedule for dissolution:

Late March 2009	Resolutions to dissolve Shiseido Beautech and Beauty Technology as of March 31, 2009 at their respective extraordinary general meetings of shareholders (plan)
March 31, 2009	Dissolution (plan)
Around June 2009	Liquidation completed (plan)

4. Future outlook:

The impact of the aforementioned dissolution on the Company's business results (on consolidated and non-consolidated bases) for the fiscal year ending March 31, 2009 is negligible.

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END